UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Drink Monday, Inc.

Legal status of Issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    June 6, 2019

Physical Address of Issuer:
5245 Avenida Encinas, Carlsbad, CA 92008, United States

Website of Issuer:
https://drinkmonday.co

Current Number of Employees:
5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,528,604	$240,381
Cash and Cash Equivalents	$480,430	$99,763
Accounts Receivable	$0	$3,600
Short-term Debt	$524,509	$279,688
Long-term Debt	$0	$0
Revenues/Sales	$3,473,326	$1,615,710
Cost of Goods Sold	$2,129,443	$817,343
Taxes Paid	$0	$0
Net Income	-$1,024,486	-$82,319

Annual Report for Form C-AR

of

Drink Monday, Inc.

A Delaware corporation

April 29, 2022

DRINK MONDAY, INC.

Drink Monday, Inc., a Delaware corporation ("**Drink Monday,**" the "**Company,**" "**we,**" "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://drinkmonday.co no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://drinkmonday.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Drink Monday, Inc.

FINANCIAL CONDITION OF DRINK MONDAY, INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Drink Monday, Inc. is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $117,051 in cash and cash equivalents, leaving the Company with approximately 4-6 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

COMPANY INFORMATION

Issuer Legal Name:	Drink Monday, Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	Delaware
Date of Organization:	June 6, 2019
Physical Address:	5245 Avenida Encinas, Carlsbad, CA 92008, United States
Web Site:	https://drinkmonday.co
Locations in Which the Company Conducts Business:	All 50 U.S. states

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education

1

		for the Last Three (3) Years	
Christopher Boyd	CEO, Director	Drink Monday - CEO. Apr 2019 - Present Character Consulting LLC - Founder. Sep 2018 - Present Project Outlier - Manager. Sep 2016 - Mar 2019.	Bachelors in Business Administration, Management - San Diego State University. Class of 2004
Ben Acott	Head of Product, Director	Drink Monday - Head of Product: Apr 2019 - Present; Tasseo Consumer Ecosystmes - Managing Partner: Oct 2020 - present; Manscaped - SVP, Product and Growth: 2018 - Present CRU CPG wCommerce - Founder/Advisor: Jan 2014 - Jan 2019.	N/A
Marcelo Kertesz	Director	Manscaped - SVP of content, brand, and design: Apr 2020 - Present; Mestesso - Founder and CEO: Jun 2018 - Present; Kertesz Design - Owner: Nov 2016 - Present; D-fy Design - VP of Strategy, Branding and Design: May 2018 - Apr 2020.	Bachelors in Industrial and Product Design - NewSchool of Architecture & Design - 2017.
Ryan Mulvany	Amazon Channel Lead, Director	Drink Monday - Amazon Channel Lead, Director: May 2019 – present; Quiverr - Founder, President: Jun 2013 - present.	
Tonya Wearner	Director, Advisor (Omnichannel)	Drink Monday - Director, Advisor: Aug 2019 – present; Califia Farms - SVP: Mar 2021 - present; Verdi Business Consulting - President: Jun 2015 - present; The Simply Good Foods Company - SVP ecommerce: Jan 2018 - Feb 2021.	
Garrett Potter	CFO, COO	Drink Monday - CFO, COO: Mar 2021 – present; Vessel - CFO, COO: Feb 2019 - present; SKLZ - CFO: 2017 - 2018; HYLETE - CFO, COO: 2014 - 2017.	
Brad Seipp	Director, Advisor (Business Development)	Lifeloom - Director: Jan 2021 - present; Drink Monday - Director, Advisor: Jul 2019 – present;	

		Quiverr - GM/VP sales: Jun 2018 - Aug 2021; Verizon - AD Product: Oct 2011 - Nov 2017.	

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Ben Acott	2,900,000/Common Stock/Stock Options	29%
29.00%	2,050,000/Common Stock/Stock Options	20.5%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

The Problem: The adult drinks industry is failing to provide what modern consumers want. Over two-thirds of millennial and gen-z aged consumers find heavy drinking culture boring. - American Addiction Centers 79% of consumer respondents said they believe that wellness is important, and 42% consider it a top priority. - McKinsey "What we're seeing is a moderation trend that's sweeping across key global markets, and that's bringing with it increased demand for reduced-alcohol or alcohol-free drink." — Mark Meek, CEO of IWSR "Non-alcoholic beverages options are scarce and currently lack the tastes consumers crave." - Sabrina Tandon, Production Innovation at Coca Cola "Consumers are increasingly interested in enjoying a non-alcoholic version of their preferred drink." - fooddive.com Today's health conscious consumer demands flavorful non-alcoholic beverages and the market has been slow to respond with high quality offerings that are widely available. The Solution: ENTER MONDAY. Our non-alcoholic spirits provide the look, feel, and most importantly, taste of your favorite adult beverage without putting tomorrow at risk. The Monday Method: Our approach harnesses deep founder experience as digital marketers and brand builders to quickly and continuously test market assumptions in real-time to ensure the most effective storytelling is served to the broadest possible audiences, leading to high conversion rates at checkout.

The Company's Products and/or Services

Product / Service	Description	Current Market
Monday Gin	Zero Alcohol Gin.	Direct-to-Consumer market via online (e-commerce).

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Supply Chain

Anticipated Business Plan

In October 2019, our first test (Kickstarter, campaign success reached in <48hrs) validated our data and the market, prompting an eCommerce go-live in March 2020. Monday's model generated $1.6M in sales for 2020 with a single product and conversion rate of 5.01% (vs. Shopify average of 1.9%). Mid-way into 2021, our spirits portfolio doubled with our Whiskey offering, along with our revenue at $3.4M.

EMPLOYEES

The Company currently has 5 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

1

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Christopher Boyd, our CEO, Director, Ben Acott, our Head of Product, Director, Ryan Mulvany, our Amazon Channel Lead, Director, and Garrett Potter, our CFO, COO. The Company has or intends to enter into employment agreements with Christopher Boyd, Ben Acott, Ryan Mulvany, and Garrett Potter, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	10,000,000
Number of shares Outstanding	8,500,000
Par Value Per Share	$0.00001
Voting Rights	1 Vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security.*	68.6%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options

As of the date of this Form C-AR, the Company has the following options outstanding:

Type	2021 Stock Option Plan
Number of shares Authorized / Outstanding	1,500,000 / 1,156,400
Voting Rights	Only if Exercised
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if Exercised
Percentage ownership of the Company by the holders of such security*	12.1%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $7,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$916,423
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security Issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	10.6%
Valuation Cap	$7,000,000

Type	Post-Money SAFE
Face Value	$175,000
Voting Rights	None but may receive them upon conversion
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon a qualified financing, the SAFE will convert to equity and, as a post-money SAFE, the holders will not be subject to dilution of any additional sales of convertible securities that may occur prior to conversion.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	2.5%
Valuation Cap	$6,500,000

Type	SAFE
Face Value	$1,000,000
Voting Rights	None but will receive upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, holders of the Crowd SAFE will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	6.2%
Valuation Cap	$15,000,000

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $7,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Chase Bank
Amount Outstanding	$20,270
Interest Rate and Amortization Schedule	14%
Other Material Terms	The Company is currently not required to pay interest due to an introductory offer. Interest will begin to accrue in March of 2021. The balance is as of January 18, 2021. The Company intends to pay off the remaining balance prior to the accrual of any interest.
Maturity Date	

Creditor	WayFlier
Amount Outstanding	$311,879
Interest Rate and Amortization Schedule	%
Other Material Terms	In December 2021, the Company received a cash advance from WayFlyer of $300,000, requiring principal repayment with 5% transaction fees. The loan is repaid via receivables generated via the Company's sales platforms and are taken out of sales until repaid. As of December 31, 2021, the Company had a balance of $311,879.
Maturity Date	

*No interest has been calculated in determining the fully diluted percentage. Additionally, for all convertible securities, the valuation cap of the security was used if available, or, if none, the valuation cap of the securities last sold via Regulation Crowdfunding. The percentage interests are intended to serve only as a guidepost and are subject to vary depending on the actual conversion terms and the priced round at which the securities convert (or the timing otherwise).

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Common Stock	$1	100,000	General Working Capital	April 29, 2020	Section 4(a)(2)
Common Stock	$1	100,000	General Working Capital	October 22, 2019	Section 4(a)(2)
Common Stock	$13.34	1,334,000	General Working Capital	October 22, 2019	Section 4(a)(2)
Common Stock	$8.33	833,000	General Working Capital	October 22, 2019	Section 4(a)(2)
Common Stock	$8.33	833,000	General Working Capital	October 22, 2019	Section 4(a)(2)
Common Stock	$30	3,000,000	General Working Capital	October 22, 2019	Section 4(a)(2)
Common Stock	$9	900,000	General Working Capital	October 22, 2019	Section 4(a)(2)
Common Stock	$10	1,000,000	General Working Capital	June 6, 2019	Section 4(a)(2)
Common Stock	$40	400,000	General Working Capital	April 26, 2020	Section 4(a)(2)
SAFE	$175,000	1	Continuing Working Capital	March 22, 2021	Section 4(a)(2)
Crowd SAFE	$898,453	1	Continuing working capital	April 16, 2021	Regulation Crowdfunding
SAFE	$1,000,000	1	Continuing working capital	August 20, 2021	Section 4(a)(2)

1

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company concluded its offering on April 16, 2021 and filed a C-AR for the period ending December 31, 2020 on May 3, 2021. This is the Company's Form C-AR for the period ending December 31, 2021.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christopher Boyd
_____
(Signature)

Christopher Boyd
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher Boyd
_____
(Signature)

Christopher Boyd
_____
(Name)

CEO, Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/Ben Acott
_____
(Signature)

Ben Acott
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/Marcelo Kertesz

(Signature)

Marcelo Kertesz

(Name)

Director

(Title)

April 29, 2022

(Date)

/s/Ryan Mulvany

(Signature)

Ryan Mulvany

(Name)

Director

(Title)

April 29, 2022

(Date)

/s/Tonya Wearner

(Signature)

Tonya Wearner

(Name)

Director

(Title)

April 29, 2022

(Date)

/s/Brad Seipp

(Signature)

Brad Seipp

(Name)

Director

(Title)

April 29, 2022

(Date)

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Christopher Boyd, being the CEO of Drink Monday, Inc., hereby certify as of the date of this Form C-AR that the financial statements of Drink Monday, Inc. included in this Form are true and complete in all material respects.

/s/ Christopher Boyd
_____
(Signature)

Christopher Boyd
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Drink Monday Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2021 through
December 31, 2021

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Drink Monday Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 25, 2022

To: Board of Directors of Drink Monday Inc.
        Attn: Chris Boyd, CEO

Re: 2021 Financial Statement Review

We have reviewed the accompanying financial statements of Drink Monday Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Drink Monday Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

DRINK MONDAY, INC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	480,430
Accounts Receivable		26,199
Total Current Assets		**506,629**
Other Assets		
Inventory		990,274
Other Current Assets		31,702
Total Other Assets		**1,021,975**
Total Assets	$	**1,528,604**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	78,675
Credit cards		6,619
Accrued Expenses		127,337
Loan Payable		311,879
Total Current Liabilities		**524,509**
Total Liabilities		**524,509**
Stockholders' deficit		
Common Stock: $0.00001 par value,10,000,000 shares authorized 8,500,000 shares issued and outstanding		85
Additional paid-in capital		40,626
Additional paid-in capital - Stock Options		1,466
SAFEs		2,091,423
Retained earnings		(1,129,504)
Total Stockholders' Deficit		**1,004,095**
Total Liabilities and Stockholders' Deficit	$	**1,528,604**

The accompanying notes are an integral part of the financial statements.

DRINK MONDAY, INC.
INCOME STATEMENT
Year Ended December 31, 2021
(Unaudited)

		2021
Revenues	$	3,473,326
Cost of revenues		2,129,443
Gross Profit		**1,343,883**
Operating Expenses		
General and administrative		333,227
Payroll		353,341
Rent		13,579
Software		15,895
Legal and professional		197,354
Sales and marketing		1,425,007
Total Operating Expenses		**2,338,403**
Other Income/(Expense)		
Interest expense		28,500
Share-based compensation		1,466
Total other expense		**29,966**
Net Income (Loss)	$	**(1,024,486)**

The accompanying notes are an integral part of the financial statements.

DRINK MONDAY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2021
(Unaudited)

	Common Stock		Additional Paid-in-Capital	Additional Paid-in-Capital - Stock Options	SAFE Notes	Retained Earnings	Stockholders' Equity
	Shares	Value ($0.00001 par)					
Balance as of December 31, 2020	**8,500,000**	**$ 85**	**$ 40,626**	**$ -**	**$ 25,000**	**$ (105,018)**	**$ (39,307)**
Issuance of SAFEs Notes	-	-	-	-	2,066,423	-	2,066,423
Share-based compensation	-	-	-	1,466	-	-	1,466
Net Loss	-	-	-	-	-	(1,024,486)	(935,291)
Balance as of December 31, 2021	**8,500,000**	**$ 85**	**$ 40,626**	**$ 1,466**	**$ 2,091,423**	**$ (1,129,504)**	**$ 1,004,095**

The accompanying notes are an integral part of the financial statements.

DRINK MONDAY, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Unaudited)

		2021
Cash Flows from Operating Activities		
Net Income (Loss)	$	(1,024,486)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Share-based compensation	$	1,466
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts receivable		(22,599)
Increase (Decrease) in Inventory		(875,927)
Increase (Decrease) in Other Current Assets		(9,031)
Increase (Decrease) in accounts payable		37,894
Increase (Decrease) in credit cards		(19,517)
Increase (Decrease) in accrued expenses		127,337
Net cash provided by (used in) operating activities		**(1,784,863)**
Cash Flows from Financing Activities		
Safe Notes		2,066,423
Issuance of Common Stock		-
Loan Payable Issued		553,500
Loan Payable Repayments		(454,393)
Net cash used in financing activities		**2,165,530**
Net change in cash and cash equivalents		**380,667**
Cash and cash equivalents at beginning of period		99,763
Cash and cash equivalents at end of period	$	**480,430**

The accompanying notes are an integral part of the financial statements.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Drink Monday, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 6, 2019. The Company sells non-alcoholic spirits. The Company's headquarters are in Carlsbad, California. The company began operations in 2019.

Since Inception, the Company has relied on the issuance of common stock and SAFE notes to fund its operations. As of December 31, 2021 the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $480,430 of cash on hand.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 as there were no fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling non-alcoholic spirits. The Company's payments are generally collected upfront. For year ending December 31, 2021 the Company recognized $3,473,326 in gross revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 the company had $26,199 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $1,425,007 for the year ended December 31, 2021.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2021 inventory consisted of the following:

		2021
Finished Goods	$	459,618
Inventory Parts		359,094
Inventory in Transit		139,204
Inventory Deposits		32,358
Total Inventory	$	990,274

NOTE 4 – LOANS

Cash Advance Received

In 2020, the Company received two cash advances from WayFlyer and Shopify of $225,000 and $94,000, respectively, requiring principal repayment with 10% and 11% of transaction fees, respectively. In 2021, the Company received additional cash advances of $300,000 and $225,000, requiring principal repayment with 5% and 20% of transaction fees, respectively. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid. As of December 31, 2021, the Company had a balance of $311,879 left for repayment.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward for tax purposes as of December 31, 2021 totaled $933,826. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2021, the Company has 8,500,000 shares of common stock issued and outstanding. No additional shares were issued in 2021.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified

Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 7 – STOCK BASED COMPENSATION

The Company adopted a 2021 Stock Option Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 1,500,000 shares. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

In 2021, the Company issued 1,142,000 stock options for common stock with an exercise price of $0.09 per share that vest over the period of four years. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. The company recorded a share-based compensation expense of $1,466 as of December 31, 2021.

Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.09
Fair value share price	$ 0.09
Expected volatility	35.0%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	2.31%
Fair value per share option	$ 0.013

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $535,000 in Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Cash Advance Received

In 2022, the Company received cash advance of $230,000 requiring principal repayment with 5.75% of transaction fees. The loan is repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid.

Management's Evaluation

Management has evaluated subsequent events through April 25, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Drink Monday Inc.

(a Delaware Corporation)

Audited Financial Statements
Period of June 6, 2019 (Inception) through
December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Drink Monday Inc.

Table of Contents

TaxDrop

Independent Auditor's Report

January 5, 2022
To: Board of Directors of Drink Monday Inc.
Attn: Chris Boyd, CEO
Re: 2020 and 2019 Financial Statement Audit— Drink Monday Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Drink Monday Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Drink Monday Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Drink Monday Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Drink Monday Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
January 5, 2022

DRINK MONDAY, INC
BALANCE SHEET
Year Ended December 31, 2020 and 2019
(Audited)

ASSETS	2020		2019	
Current Assets				
Cash and cash equivalents	$	99,763	$	7,127
Accounts Receivable	$	3,600	$	-
Total Current Assets	$	**103,363**	$	**7,127**
Other Assets				
Inventory	$	114,347	$	12,825
Other Current Assets	$	22,671		
Total Other Assets		**137,018**		**12,825**
Total Assets		**240,381**		**19,952**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable		40,781		1,945
Credit cards		26,135		0
Loan Payable		212,772		0
Total Current Liabilities		**279,688**		**1,945**
Total Liabilities		**279,688**		**1,945**
Stockholders' deficit				
Common Stock; $0.00001 par value, 10,000,000 shares authorized 8,500,000 shares issued and outstanding		85		80
SAFEs		25,000		-
Additional paid-in capital		40,626		40,626
Retained earnings		(105,018)		(22,699)
Total Stockholders' Deficit		**(39,307)**		**18,006**
Total Liabilities and Stockholders' Deficit	$	**240,381**	$	**19,952**

The accompanying notes are an integral part of these financial statements.

DRINK MONDAY, INC.
INCOME STATEMENT
Year Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Revenues	1,615,710	22,090
Cost of revenues	817,343	12,276
Gross Profit	**798,367**	**9,814**
Operating Expenses		
General and administrative	115,170	4,308
Payroll	72,642	5,400
Rent	12,270	3,119
Software	10,708	2,302
Legal and professional	80,974	13,972
Sales and marketing	553,003	3,412
Total Operating Expenses	**844,768**	**32,513**
Other Income/(Expense)		
Interest expense	35,918	-
Total other expense	**35,918**	**-**
Net Income (Loss)	**(82,319)**	**(22,699)**

The accompanying notes are an integral part of these financial statements.

DRINK MONDAY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2020 and 2019
(Audited)

	Common Stock		Additional Paid-in-Capital	SAFE Notes	Retained Earnings	Stockholders' Equity
	Shares	Value ($0.00001 par)				
Balance as of June 6, 2019 (Inception)	-	-	-	-	-	-
Issuance of Common Stocks	8,000,000	80	40,626	-	-	40,706
Net Loss	-	-	-	-	(22,699)	(22,699)
Balance as of December 31, 2019	**8,000,000**	**80**	**40,626**	**-**	**(22,699)**	**18,006**
Issuance of Common Stocks	500,000	5	-	-	-	5
Issuance of SAFEs Notes	-	-	-	25,000	-	25,000
Net Loss	-	-	-	-	(82,319)	(82,319)
Balance as of December 31, 2020	**8,500,000**	**85**	**40,626**	**25,000**	**(105,018)**	**(39,307)**

The accompanying notes are an integral part of these financial statements.

DRINK MONDAY, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2020 and 2019
(Audited)

	2020		2019	
Cash Flows from Operating Activities				
Net Income (Loss)	$	(82,319)	$	(22,699)
Changes in operating assets and liabilities:				
Increase (Decrease) in accounts receivable		(3,600)		-
Increase (Decrease) in Inventory		(101,522)		(12,825)
Increase (Decrease) in Other Current Assets		(22,671)		-
Increase (Decrease) in accounts payable		38,836		1,945
Increase (Decrease) in credit cards		26,135		-
Net cash provided by (used in) operating activities		(145,140)		(33,579)
Cash Flows from Financing Activities				
Safe Notes		25,000		-
Issuance of Common Stock		5		40,706
Loan Payable Issued		279,518		-
Loan Payable Repayments		(66,746)		-
Net cash used in financing activities		237,777		40,706
Net change in cash and cash equivalents		92,636		7,127
Cash and cash equivalents at beginning of period		7,127		-
Cash and cash equivalents at end of period	$	99,763	$	7,127

The accompanying notes are an integral part of these financial statements.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Drink Monday, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 6, 2019. The Company sells non-alcoholic spirits. The Company's headquarters are in Carlsbad, California. The company began operations in 2019.

Since Inception, the Company has relied on the issuance of common stock and SAFE notes to fund its operations. As of December 31, 2020 and 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $99,763 and $7,127 of cash on hand, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and 2019 as there were no fixed assets as of December 31, 2020 and 2019, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 and 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling non-alcoholic spirits. The Company's payments are generally collected upfront. For year ending December 31, 2020 and 2019 the Company recognized $1,615,710 and $22,090 in gross revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, company had $3,600 and $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $553,003 and $3,412 for the year ended December 31, 2020 and 2019, respectively.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and 2019 inventory consisted of the following:

	2020	2019
Finished Goods	76,057	12,825
Inventory Parts	38,290	0
Total Inventory	$ 114,347	$ 12,825

NOTE 4 – LOANS

Cash Advance Received

As of December 31, 2020, the Company received two cash advances from WayFlyer and Shopify of $225,000 and $94,000, respectively, requiring principal repayment with 10% and 11% of transaction fees, respectively. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid. As of December 31, 2020 and December 31, 2019, the Company had a balance of $212,772 and $0, respectively left for repayment.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward for tax purposes as of December 31, 2020 and 2019 totaled $82,319 and $22,699. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2019, the Company authorized 10,000,000 shares of common stock, par value $0.00001. As of December 31, 2019, the Company had 8,000,000 shares of common stock issued and outstanding. As of December 31, 2020, the Company has 8,500,000 shares of common stock issued and outstanding, having issued 500,000 new shares at par value during the year.

Additional Paid-In Capital – SAFEs

The Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

NOTE 7 – STOCK BASED COMPENSATION

As of December 31, 2020 and 2019, the Company does not have an equity incentive plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 –GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Equity Based Compensation

In 2021, the Company adopted a 2021 Stock Option Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 1,142,000 shares.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest upon grant. In 2021, about 1,500,000 were authorized, of which, 1,142,000 options were granted and outstanding and 331,288 are vested and 810,712 are unvested.

Additional Paid-In Capital- SAFEs

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

Cash Advance Received – Clear Finance Technology Corp

In 2021, the Company entered into a revenue share agreement with Clear Finance Technology Corp and received a cash advance of $225,000 requiring principal repayment with 20% of transaction fees respectively. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid.

Management's Evaluation

Management has evaluated subsequent events through January 5, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.